INVEST IN INTELLISEA

Big Data AI Driven Digital Marketing - Changing The Future Of Marketing



Intellisea
MARKETING

intellisea.com McKinney TX



Technology | Main Street | Software | Marketing | Advertising

LEAD INVESTOR

Andrew K Au General Manager, Amtronix Inc.

Joe is a good friend of mine and I trusted in him. I think that Intellisea will have a great future. Big data and AI for helping small and mid size business targeting the right advertising channel is the only successful way, especially when advertising funding is limited. AI software targeting advertising is only the beginning, there would be more AI software helping other aspects of any business, such as sales, logistics, human resources, accounting, financial services and etc. applications will be endless.

Invested $24,000 this round & $24,000 previously

OVERVIEW UPDATES WHAT PEOPLE SAY 2 ASK A QUESTION

Highlights

1. Objective driven digital marketing templates. Simplifying online marketing for all business types.
2. Founders have 30 years digital marketing experience with expert knowledge in SEO, PPC, Social Media.
3. Patent pending AI technology for objective based marketing using real time industry data.
4. 4+ years software product development/management experience selling to fortune 500 companies
5. Founders driven by success - year over year growth since inception in 2016.

Our Team



Joseph Krystofik CEO / President

Joe is a co-founder of Intellisea providing overall leadership and technical guidance in digital marketing. He has 20 years experience in all facets of online marketing. Joe has a BS in Engineering from Trinity (SA) and a MSEE from Cal Poly SLO.

> We have been passionate about automating income online since 2001. Having learned the tools, best practices and aptitude to implement campaigns that truly work online our passion grew into helping other businesses succeed. We can take digital marketing to another level but introducing simplicity and automation through software.



Ken Krystofik VP of Client Success

Ken began his digital marketing career in 2010 building websites and promoting music events and performing artists nationwide. He has managed 100's of small to mediums sized businesses. He received a BS in History from Texas State.



Joe Krystofik Sr VP of Sales & Marketing

Joe has 30 years in sales and marketing executive roles for Fortune 500 companies such as Motorola and AMD. Head of Sales in tech start-up building Wintegra's network processor business in support of its $240 million acquisition by PMC Sierra.

The Intellisea Story



We formed Intellisea in 2016 and have experienced continued growth every year in helping businesses achieve success online. We pride ourselves on providing a truly **transparent white glove customer experience** when clients choose Intellisea.

It's been our core standard since day one treating every business we work with like our own.

Our founders have over 30 years of combined digital marketing and web development experience. In the extremely competitive landscape of digital marketing we realize businesses have choices. What sets us apart is our unique blend of technical aptitude, capability, drive and passion for businesses to succeed in today's competitive landscape.

Today we operate in an "as a service" agency model and have experienced tremendous success. However, what has us extremely excited is our vision of fully automated digital marketing.



What Problem Are We Solving?
Barrier to Entry
Digital marketing is vital for a new business launch. How quickly a business model optimizes return on marketing spend directly effects its success.
Expediting Entry Through Data
Artificial intelligence derived marketing templates created from objective profiles and aggregate performance data available to business models from day one.
Agency Hopping
A common theme among businesses is jumping from 2, 3, 4 or more agencies before finding one that delivers results.
Eliminate The Agency Game
Campaigns devised from continuously looped industry data, not individual agencies who suspect/guess what's best for a business.
Ownership
Businesses have little or no control over their digital marketing – at the mercy of an agency to deliver.
Simplify Digital Marketing
The heavy lifting of building and deploying multi-channel digital marketing campaigns are all under one umbrella and continuously optimized through AI based machine learning.
Cost
Hiring an agency can be expensive, upwards of $1,000's of dollars in monthly management fees alone.
Software as a Service Model
Software automation provides a vehicle for cost effective digital marketing, with ability to scale up as demand warrants.
Business Overview 2020

We've worked with 100's of businesses over the years and continually encounter the same challenges regardless of business size and type.

Barrier to Entry. Many businesses struggle to cost effectively establish a channel for leads and/or sales online cost effectively. Building successful campaigns takes time and investment.

--> Our solution provides AI derived marketing templates <u>day 1</u> for businesses which are based on the objective profile and aggregate performance data of like businesses on the platform.

Businesses agency hop. We've talked to many business owners who jump marketing companies 3, 4, 5 plus times before they find an agency to stick with that performs.

--> Our solution provides confidence to run effective marketing campaigns AND continually optimize overtime based objectives. We can do this through a big data analysis approach to maintain with trends, essentially create one giant split testing machine and futurecast performance through AI.

--> Our solution also provides agencies a way to provide more confidence to run multiple business marketing campaigns.

Businesses have very little ownership of their digital marketing - mercy of an agency to deliver results.

--> Our solution takes the agency variable out of play by creating easily accessible "marketing templates" that are implemented by a business owner (or agency) with a push of the button. Having the expertise and automation behind the software completely eliminates the need to hire an agency for the heavy lifting.

Hiring an experienced agency can be expensive.

Having an agency fully manage SEO, Google Ads and/or Social Media Ads can be expensive. The management fee's alone can reach upwards $1,000 (more for some agencies) and ultimately the underlying programs implemented could (and should!) be automated leveraging data and intelligence.

The fee's of a SaaS based approach can tremendously undercut an agency model while outperforming many of the traditional agencies.

Our Next Phase



With continued growth year over year Intellisea has a deeply intimate understanding of the objectives and challenges for small businesses when it comes to digital marketing. Our team has invested countless hours devising custom strategies and executing successful campaigns on thin tight budgets for our clients.

We believe our extensive digital marketing experience coupled with our leadership's acumen in Machine Learning technology and product planning places us in the unique position to deliver a digital marketing transformation.

The following graphic illustrates the general flow for a user of the software.

1. Start with the objectives of a business and create a profile, e.g. 50% in store visits, 25% e-commerce 15% phone calls and 10% brand.

2. Unique marketing templates created based on the objective profile of the business and the collective performance data in the cloud from other like businesses.

3. The marketing template says what platforms are best and the types of campaigns to configure based on the objectives and industry.

4. The software automates the execution.

5. Marketing templates can be purchased from other like businesses in a market place.

- For example, a restaurant owner in NYC knows another restaurant owner in LA. They catch up and find out the LA owner is struggling to reach new crowds. The owner in NYC says, "Hey this marketing program I'm using is driving a crazy amount of clientele for me. Just go to Intellisea and purchase my exact campaign I'm using and it automates everything". LA owner signs up and finds his owner buddy and implements the new campaign in minutes.
- A maid service in Dallas can view other maid services throughout the country and acquire/implement a successful marketing template in minutes!


Intellisea
Marketing Automation
Big Data Objective Based Campaigns
Compiles business marketing data/trends into real time optimized campaigns
B2B Campaign Marketplace
Businesses
Marketing Platforms
YouTube
Others...
A Marketing Tech Game Changer
Totally New!
Maximizing Marketing Objectives
In Store
Email
Phone
E-Commerce
Brand
Results delivered based on the objective profile desired by the business
Business Overview 2020
7

Software Patent

In May 2020 we filed a patent (pending) that focuses on **objective oriented digital marketing optimization using Artificial Intelligence**. By grouping similar businesses by objective(s) and industry we can implement campaigns with precision accuracy against the aggregate conversion data. Additionally, this helps us stay current with the latest trends as they evolve over time.

Watch Joe explain how we'll leverage our patent pending technology to deliver a new era in digital marketing.







Why Would Businesses Sign Up?

We've worked with countless businesses over the last 5 years and helped them achieve results online. As a byproduct of these engagements we've learned a tremendous amount about the challenges businesses face in the digital world.

Businesses are working on thin tight budgets and need to fully maximize their spend for the best possible return on ad spend.

Businesses also face the ever present challenge to driving new sales and/or leads. It's a continual game played and always top of mind on how to get better.

Many businesses we've floated the concept with would jump at owning their digital marketing campaigns to reduce spend with ineffective freelances and agencies.

Simplicity is a must so a business owner, worker or intern who is not technically versed can manage the platform end to end. They also need the confidence that platform is continually optimizing and delivery improved results over time.



Plans Moving Forward

With our funding we intend to begin software development immediately. Our plan is to offer a Beta release to an initial group of customers within the first year. At the 12 -15 month mark we expect to be fully deployed with a market ready solution.

In parallel to the software development efforts, we'll have a focused software pre-release effort growing the lead generation pipeline and brand awareness. We will use social media advertising as the primary method in our software pre-release efforts in the first year. The purpose is to launch the software to a pre-groomed audience of business owners.

We're Excited To Revolutionize Digital Marketing!

We're poised and ready to take our business to the next level through software automation! With our continued growth since inception, intimate understanding of small to medium sized businesses and our technology foresight we're ready to launch a new era of digital marketing.

Learn More About Our Current Business

We offer a full range of digital services to support launching a business from day one.

With continued growth, Intellisea has a deeply intimate understanding of the objectives and challenges for small businesses when it comes to digital marketing. Our team has invested countless hours devising custom strategies and executing successful campaigns on thin tight budgets for our clients.

Listen to Ken to learn more about how we work with clients today.



Search Engine Optimization (SEO)

We provide customized organic search engine optimization/management for local and nationwide businesses. We implement best practices for on-site and off-site SEO strategies with long term results in mind. It's imperative in today's SEO game to stay in tune to Google to ensure our clients aren't dinged when algorithm changes occur.

That's why a sound website structure paired with unique custom content, both onsite and offsite, is king when it comes to long term SEO results.

Google Paid Advertising

We provide consultation and management services for Google Advertising. We fully manage campaigns by optimizing current performance or starting new campaigns depending on the client. We focus on split testing campaigns to optimize conversions and reducing overall cost per conversion leading to a higher return on ad spend. We have a tremendous amount of experience using Google Ads on various campaign types, building audiences and re-targeting strategies.

Take a look at a few client campaigns where we've provided dramatic improvements in 2020 over previous ad managers:

Facebook/Instagram Advertising

We provide full social media advertising services from consultation, strategy, campaign implementation and management. Depending on the client and market we will devise custom social media campaigns focused around brand awareness, lead generation and sales.

Once we start campaigns we'll implement split testing and continually look to optimize Return On Ad Spend (ROAS).

E-Commerce Solutions (Shopify/Big Commerce)

We provide a full range of marketing solutions to grow e-commerce sales via channels such as Shopify and Big Commerce. We implement product advertising on Google and Bing advertising networks as well as Facebook/Instagram advertising to scale direct sales. We have specific campaigns identified that work well with shopping campaigns. As we've split test campaign types we've learned how to devise targeted product placement ads to boost sales for e-commerce owners.

Downloads

Intellisea Software Automation High Level Slide.pdf